January 6, 2010

VIA THE EDGAR SYSTEM

Securities and Exchange Commission

Attention: Jessica Plowgian

Mail Stop 3720

100 F Street N.E.

Washington, DC 20549

Re:	Atlas Acquisition Holdings Corp. (the “Company”)
Proxy Statement on Schedule 14A (the “Proxy Statement”)
File No. 001-33927

Ladies and Gentlemen:

We express our appreciation for your prompt review of Amendment No. 1 to the Proxy Statement. On behalf of the Company, we are responding to comments on the Proxy Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 5, 2010. In conjunction with these responses, the Company is filing Amendment No. 2 to the Proxy Statement (the “Amendment”) via the Commission’s EDGAR system.

The Company is delivering four marked courtesy copies of the Amendment by courier to you today.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type.

Actions that May Be Taken to Secure Approval of Our Stockholders, page 17

1.	Staff Comment: We note the revised disclosure that you, Select Staffing or your respective affiliates may enter into agreements to purchase Public Shares from holders who have indicated their intention to vote against the Extension Proposal or the Trust Amendment Proposal. Please further revise your disclosure to indicate, if true, that funds from the trust account would be used to make such purchases and such purchases could reduce the funds available to the combined company after the proposed merger transaction. Please also revise your disclosure on page seven of your proxy statement, if applicable, to disclose that your initial public offering prospectus did not contemplate the use of funds in your trust account for such purchases.

Company Response: Pursuant to your request, the Company has revised the disclosure in the Proxy Statement to indicate that funds from the trust account might be used to purchase Public Shares from holders who have indicated their intention to vote against the Extension Proposal or the Trust Amendment Proposal and that purchases paid for with trust funds would reduce the funds available to the combined company after the proposed merger transaction. The Company has also revised the disclosure in the Proxy Statement to disclose that its initial public offering prospectus did not contemplate the use of funds in its trust account for such purchases.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 6, 2010

Certain Interests of Related Parties in the Trust Amendment Proposal, page 28

2.	Staff Comment: It appears that, in the second bullet point, you calculated the market value of the warrants held by your directors, officers and their respective affiliates based upon the 1,100,000 warrants they purchased in the public market rather than on the total of 6,900,000 warrants held by these persons. Please advise or revise.

Company Response: Pursuant to your comment, the Company has revised the Proxy Statement to calculate the market value of the warrants held by its directors, officers and their respective affiliates based upon the total of 6,900,000 warrants held by these persons.

* * * * *

Your prompt attention is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8322 or Bruce Macdonough of our office at (602) 445-8305.

Sincerely,

/s/ Brian H. Blaney

Brian H. Blaney

For the Firm

BHB:ksl

cc:	James N. Hauslein
Gaurav V. Burman